SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR FEBRUARY 26, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F        x            Form 40-F
                            ---------                     ---------


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                     Yes                     No         x
                             ---------             ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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                                  Exhibit Index



Exhibit No.         Description

99.1                Press Release Dated January 14, 2003

99.2                Press Release Dated January 17, 2003

99.3                Press Release Dated January 20, 2003

99.4                Press Release Dated January 24, 2003

99.5                Press Release Dated January 27, 2003

99.6                Press Release Dated January 31, 2003

99.7                Press Release Dated February 5, 2003

99.8                Press Release Dated February 7, 2003

99.9                Press Release Dated February 12, 2003

99.10               Press Release Dated February 24, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 26, 2003

                         ALLIED DOMECQ PLC


                         By:       /s/  Charles Brown
                                   ---------------------------------------------
                                   Name:    Charles Brown
                                   Title:   Director of Secretariat & Deputy
                                            Company Secretary

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 13 and 14 January 2003 that they disposed on those dates a total of 5,733 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,716,701 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 13 and 14 January 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary
------------------------

14 January 2003

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications both dated 16 January 2003 that they disposed on the 16 January 2003 of a total of 43,452 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,673,249 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 16 January 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary
------------------------

17 January 2003

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 17th January 2003 that they disposed on that date of 5,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of Share Appreciation Rights by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 33,667,749 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 17th January 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary
------------------------


20th January 2003

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 23 January 2003 that they disposed on that date of 14,342 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,653,407 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 23 January 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary
------------------------
24 January 2003

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.

2. Name of shareholder having a major interest

AXA S.A.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited A/C 13067                                  270,000 shares
HSBC Global Custody Nominee (UK) Limited A/C Unknown              17,500 shares
HSBC Global Custody Nominee (UK) Limited A/C 867815              747,795 shares
HSBC Global Custody Nominee (UK) Limited A/C 904009                6,300 shares
HSBC Global Custody Nominee (UK) Limited A/C 867396            1,275,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867530            2,160,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867372            4,586,387 shares
HSBC Global Custody Nominee (UK) Limited A/C 887553               11,190 shares
HSBC Global Custody Nominee (UK) Limited A/C 887565                9,680 shares
HSBC Global Custody Nominee (UK) Limited A/C 887577               10,630 shares
HSBC Global Custody Nominee (UK) Limited A/C 887589               10,670 shares
HSBC Global Custody Nominee (UK) Limited A/C 887590                9,880 shares
HSBC Global Custody Nominee (UK) Limited A/C 887607                7,800 shares
HSBC Global Custody Nominee (UK) Limited A/C 887619                6,530 shares
HSBC Global Custody Nominee (UK) Limited A/C 776934            2,042,153 shares
HSBC Global Custody Nominee (UK) Limited A/C 867116            5,330,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867220               50,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867268            9,127,716 shares
HSBC Global Custody Nominee (UK) Limited A/C 867050            1,570,774 shares
Smith & Williamson Nominees Ltd A/C S66                            5,651 shares
RBSTB nominees designation Sunpen                                132,933 shares
Sun Life International Isle of Man Limited A/C SLI11             550,000 shares
Registration details not provided                                322,000 shares
Chase Nominees Ltd A/C BTO1C                                     725,000 shares
Axa Sun Life plc                                               5,331,803 shares
Total:                                                        34,317,392 shares

5. Number of shares / amount of stock acquired

 Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

25 pence Ordinary shares

10. Date of transaction

23rd January 2003

11. Date company informed

24th January 2003

12. Total holding following this notification

34,317,392 shares

13. Total percentage holding of issued class following this notification

3.10%

14. Any additional information

Previous notification in the name of AXA Sun Life Investment Management Limited

15. Name of contact and telephone number for queries

Sarah H. Hughes - Telephone: 0117 978 5002

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat & Deputy Company Secretary

Date of notification

27th January 2003

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 30 January 2003 that they disposed on that date of 16,552 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,636,855 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 30 January 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary
------------------------
31 January 2003

Allied Domecq PLC

5th February 2003

Special Business passed at the AGM held on 4th February 2003

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000

END

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 06 February 2003 that they disposed on that date of 15,601 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,621,254 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 06 February 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary
--------------------------------------------------

07 February 2003

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
154,728 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
 20,000 - Greenwood Nominees Limited
    382 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
  3,697 - held in own name
284,207 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of Dividend to acquire shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan)and purchase/award of shares under The Allied Domecq PLC Share Partnership Plan.

7) Number of shares/amount of stock acquired

40        Partnership shares
10 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)
10        Dividend shares.

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

(pound)3.14   - Partnership and Matching shares
(pound)3.1025 - Dividend shares

13) Date of transaction

 5 February 2003 - Partnership and Matching share award
 7 February 2003 - Dividend share acquisition

14) Date company informed

11 February 2003

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
154,728 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
 20,000 - Greenwood Nominees Limited
    442 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
  3,697 - held in own name
284,267 - Total

16) Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes


17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary


Date of Notification   12 February 2003

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 20 February 2003 that they disposed on the 19 February 2003 of 443 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,620,811 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 19 February 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary
--------------------------------------------------

24 February 2003